Results of the Extraordinary General Meeting of Shareholders of
Woori Finance Holdings Co., Ltd.

The extraordinary general meeting of shareholders of Woori Finance Holdings Co., Ltd. was held on June 14, 2013 and both of the items listed below were approved and ratified as originally proposed.

•	Agenda details

1) Approval of amendments to the Articles of Incorporation

2) Appointment of Chairman & CEO

Appoint-
Name	Date of Birth	Term	ment	Career & Academic Background
- Current) President & Chief Executive Officer, Woori Bank
		Until	New	- Deputy President & Director, Woori Bank
Soon-Woo	Dec.15	Dec. 30	Appoint-	- Executive Vice President & Director, Woori Bank
Lee	1950	2014	ment	- Bachelor of Law, Sungkyunkwan University